PLUS THERAPEUTICS, INC.

6420 Levit Green Boulevard, Suite 310

Houston, Texas 77021

March 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Plus Therapeutics, Inc.

Request for Withdrawal of Post-Effective Amendment No. 1

to Form S-1 on Form S-3 (File No. 333-280061)

Ladies and Gentlemen:

Reference is made to the Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-280061) filed with the Securities and Exchange Commission (the “Commission”) by Plus Therapeutics, Inc. (the “Company”) on April 11, 2025, together with all exhibits thereto (the “Post-Effective Amendment”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Post-Effective Amendment, effective immediately.

The Post-Effective Amendment was filed to, among other things, convert the registration statement on Form S-1 (File No. 333-280061) into a registration statement on Form S-3. The Company has determined not to pursue such conversion. The Company confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Post-Effective Amendment be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Post-Effective Amendment to the undersigned, and to the Company’s legal counsel, Sullivan & Worcester LLP, Attn: Aaron M. Schleicher.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Aaron M. Schleicher of Sullivan & Worcester LLP at (603) 425-3210.

Sincerely,

/s/ Marc H. Hedrick, M.D.
Marc H. Hedrick, M.D.
President & Chief Executive Officer